UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _________

Commission File Number 001-14920

THE McCORMICK 401(K) RETIREMENT PLAN
THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Full title of plans
McCORMICK & COMPANY, INCORPORATED
24 Schilling Road, Suite 1
Hunt Valley, Maryland 21031
Name of issuer of the securities held pursuant to the plan
and address of its principal office

Required Information
Items 1 through 3: Not required; see Item 4 below.
Item 4. Plan Financial Statements and Schedules.

a)	i)	Report of Registered Public Accounting Firm

ii)	Statements of Net Assets Available For Benefits

iii)	Statement of Changes in Net Assets Available For Benefits

iv)	Notes to Financial Statements

b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
THE McCORMICK 401(K) RETIREMENT PLAN

DATE:	May 20, 2020	By:	/s/ Lisa B. Manzone
Lisa B. Manzone
Senior Vice President - Human Relations and Plan Administrator

THE MCCORMICK 401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of December 31, 2019 and 2018

AS OF DECEMBER 31, 2019 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee
McCormick & Company, Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the McCormick 401(k) Retirement Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities Exchanges Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion, on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
10200 Grand Central Avenue ● Suite 250 ● Owings Mills ● Maryland 21117 ● P 410-584-0060 ● F 410-584-0061

We have served as the Plan’s auditor since 2010.

Owings Mills, Maryland
May 20, 2020

10200 Grand Central Avenue ● Suite 250 ● Owings Mills ● Maryland 21117 ● P 410-584-0060 ● F 410-584-0061

THE MCCORMICK 401(K) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018

	2019	2018
ASSETS
Investments – at fair value, participant-directed:
McCormick & Company, Incorporated common stock fund	$272,459,818	$248,830,664
Mutual funds:
Equity funds	300,618,820	252,106,234
Bond funds	41,021,605	36,826,988
Balanced funds	183,176,481	146,527,785
Pooled, common and collective fund at net asset value	52,041,300	49,044,359
Total Investments at Fair Value	849,318,024	733,336,030
Receivables:
Notes receivable from participants	10,464,135	9,760,271
Employer contributions	15,778,087	1,204,191
Total Receivables	26,242,222	10,964,462

Net Assets Available for Benefits	$875,560,246	$744,300,492
The accompanying notes are an integral part of these financial statements.

2

THE MCCORMICK 401(K) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019

Additions
Investment income:
Dividends and interest	$14,185,860
Net appreciation of investments	150,929,623
Total investment income	165,115,483

Interest on notes receivable from participants	548,862

Contributions:
Employer contributions	29,385,359
Employee contributions	25,404,008
Rollover	3,657,462
Total contributions	58,446,829
Total Additions	224,111,174

Deductions
Participant withdrawals	92,433,963
Administrative expenses	417,457
Total Deductions	92,851,420

Net increase	131,259,754
Net assets available for benefits, beginning of year	744,300,492
Net Assets Available for Benefits, End of Year	$875,560,246
The accompanying notes are an integral part of this financial statement.

3

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

1.	DESCRIPTION OF THE PLAN

General

The McCormick 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored by McCormick & Company, Incorporated (the Company, McCormick or the Plan Sponsor), which incorporates a 401(k) savings and investment option. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective December 1, 2018, the Plan’s year end is December 31st.

The McCormick & Company, Incorporated Common Stock Fund invests principally in common stock of the Plan Sponsor. The Plan provides that the McCormick & Company, Incorporated Common Stock Fund investment option is designated as an employee stock ownership plan (ESOP). This designation allows participants investing in McCormick common stock to elect to receive, in cash, dividends that are paid on McCormick common stock held in their 401(k) retirement plan accounts. Dividends may also be reinvested.

The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, the vesting provisions, and investment alternatives are contained in the plan document.
Contributions

Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 70% of their earnings, subject to certain limitations. Effective December 1, 2018, the Company and participating subsidiaries provide a matching contribution equal to 100% of the first 3% of an employee’s contribution and 66- 2/3% on the next 3% of the employee’s contribution. Prior to December 1, 2018, the Company and participating subsidiaries provided a matching contribution of 100% of the first 3% of an employee’s contribution and 50% on the next 2% of the employee’s contribution. Matching contributions are applied as employee contributions occur. Employees are automatically enrolled in the 401(k) plan at 2%; however, they can opt out or elect to change the percentage at any time. If the employee does not make a positive election to change the percentage, the contribution rate is increased by 1% per year (up to a maximum of 10% or the IRS contribution limit). McCormick also makes an annual profit sharing contribution of 3% of eligible earnings to participants’ accounts if participants are employed on the end of the Plan’s year end. Effective December 1, 2018, the profit sharing contribution is applicable to all participating employees.

Effective December 1, 2018, and for a period of up to 24 months, the Company will also make an annual transition credit contribution to participants’ accounts for employees who were hired prior to January 1, 2012. The transition credit contribution ranges from zero to 8%, depending upon the participant's date of hire and the participant's age and full years of service as of November 30, 2018. Transition credit contributions are a percentage of eligible earnings up to the IRS limit for 401(k) plans. Generally, the participant must be an active employee on December 31 of 2019 and 2020 to receive the transition credit contribution.

4

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

Participants' elective contributions, as well as the Company's matching contributions, profit sharing contributions and transition credit contributions are invested in the Plan's investment funds as directed by the participant. In the absence of direction from the participant, the account is invested in an age-appropriate target date fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution made on his or her behalf, plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting
Participants are immediately vested in their contributions, the Company match, and all related earnings. Any applicable 3% annual profit sharing and transition credit contributions vest when an employee has 3 years of service or reaches age 55, if sooner.

Notes Receivable from Participants
Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant’s contributed account balance or $50,000, less the highest outstanding loan balance during the prior 12 months, whichever is less. The interest rate applied to the loans is Wells Fargo’s current prime lending rate +1%, or such other rate as is prescribed based on periodic evaluations by the Company. Current participant loans bear interest at rates ranging from 4.25% to 9.75% and are secured by the participant’s account.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer loan terms are available for loans taken to purchase, construct, reconstruct, or substantially rehabilitate a primary home for the participant.

Benefit Payments
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan document.

Upon termination of service, a participant with an account balance greater than $5,000, may elect to leave his or her account balance invested in the Plan, elect to rollover his or her entire balance to an Individual Retirement Account (IRA) or another qualified plan, elect to receive a lump-sum payment equal to his or her entire balance or elect annual installments to extend from two to eight years. Upon termination of service, a participant with an account balance less than $5,000, may elect to rollover his or her entire balance to an IRA or another qualified plan or elect to receive a lump-sum payment equal to his or her entire balance. In the absence of instruction from a participant, balances less than $1,000 automatically will be paid directly to the participant and those greater than $1,000 will be rolled over to an IRA designated by the Plan Administrator.

5

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

Forfeited Accounts
At December 31, 2019, forfeited non-vest accounts totaled $297,630. There were no forfeited non-vested accounts as of December 31, 2018. These accounts were used to reduce future employer contributions. During the year ended December 31, 2019, forfeitures of $8,429 were used to reduce employer contributions.

Plan Termination

The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good causes make it necessary to do so. Also, the Company may amend the Plan at any time and in any respect, provided, however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits. In the event of termination of the Plan, participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Common and collective funds are valued by the issuer of the funds based on the fund managers’ estimate of the individual closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer. Mutual funds are valued at the closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer.

6

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

Net appreciation (depreciation) in fair value of investments included in the accompanying statements of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments.  Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.

The McCormick & Company, Incorporated common stock fund (the Fund) is tracked on a unitized basis. The Fund consists of McCormick common stock voting and funds held in the Wells Fargo Short-Term Investment Money Market Fund sufficient to meet the Fund’s daily cash needs, and the Unitizing Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of December 31, 2019, 5,969,512 units were outstanding with a value of approximately $45.64 per unit and the Fund held 1,575,721 shares of McCormick common stock with an aggregate value of $269,564,034, and the Wells Fargo Short-Term Investment Money Market Fund with a value of $2,895,784. As of December 31, 2018, 6,700,216 units were outstanding with a value of approximately $37.14 per unit and the Fund held 1,765,154 shares of McCormick common stock with an aggregate value of $245,028,678, and the Wells Fargo Short-Term Investment Money Market Fund of with a value of $3,801,986.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document; thus, no allowance for credit losses has been recorded as of December 31, 2019 and 2018.

Contributions

Employee and employer contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant’s earnings. Employer contributions for profit sharing and transition credits are typically funded after the Plan year-end.

Payment of Benefits

Benefits and withdrawals are recorded when paid.

Administrative Expenses

Administrative expenses include trustee and custodian fees as well as other administrative expenses directly associated with the Plan. A flat quarterly maintenance fee is deducted from each participant’s account for certain administrative expenses of the Plan. Fees for individual services, such as withdrawals or loan initiation, are charged to and paid by the requesting participant.

7

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

3.	INVESTMENTS
The Plan’s investments are held in bank-administered trust funds. The custodial trustee of the Plan is Wells Fargo Bank Minnesota N.A. During the year ended December 31, 2019, the Plan’s investments (including investments bought, sold, or held throughout the year) increased in value by $150,929,623 as follows:

McCormick & Company, Incorporated common stock fund	$54,134,983
Mutual funds	95,603,714
Pooled, common and collective funds at net asset value	1,190,926
Total	$150,929,623

Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

8

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2019 and 2018.
Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the U.S. Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled, common and collective trusts: Valued at NAV of the underlying investments. The collective trust funds' estimated value is NAV, exclusive of the adjustment to contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$300,618,820	$—	$—	$300,618,820
Bond funds	41,021,605	—	—	41,021,605
Balanced funds	183,176,481	—	—	183,176,481
McCormick & Company, Incorporated common stock fund	272,459,818	—	—	272,459,818
Total assets in the fair value hierarchy	$797,276,724	$—	$—	797,276,724
Pooled, common and collective fund (a)				52,041,300
Total Investments at fair value				$849,318,024

9

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

	Assets at Fair Value as of December 31,2018
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$252,106,234	$—	$—	$252,106,234
Bond funds	36,826,988	—	—	36,826,988
Balanced funds	146,527,785	—	—	146,527,785
McCormick & Company, Incorporated common stock fund	248,830,664	—	—	248,830,664
Total assets in the fair value hierarchy	$684,291,671	$—	$—	684,291,671
Pooled, common and collective fund (a)				49,044,359
Total Investments at fair value				$733,336,030

(a) In accordance with Subtopic 820-10 of ASC 820 Fair Value Measurement, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table presents the category, fair value, redemption frequency, and redemption notice period for the plan investments, the fair value of which is estimated using the NAV per share as of December 31, 2019 and 2018.

Investment	2019	2018	Redemption Frequency	Redemption Notice Period
Wells Fargo Stable Return Fund I	$52,041,300	$49,044,359	Monthly/ Quarterly	None

The Wells Fargo Stable Return Fund I (the Stable Return Fund) is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit responsive under accounting principles generally accepted in the United States.

4.	TRANSACTIONS WITH RELATED PARTIES

The Plan holds investments in common stock of McCormick & Company, Incorporated, the Plan Sponsor, and in funds managed by affiliates of Wells Fargo Minnesota N.A., the custodial trustee of the Plan. Dividends on McCormick & Company, Incorporated common stock and income on investments in Wells Fargo Minnesota N.A. funds are at the same rates as non-affiliated holders of these securities.

A portion of the administrative expenses were paid by the Plan Sponsor and reimbursed by the Plan during the years ended December 31, 2019 and 2018. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

10

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

5.	INCOME TAX STATUS

The Internal Revenue Service (IRS) has ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) in a letter, dated October 23, 2017, and is therefore not subject to tax under present income tax laws.  The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

7.	SUBSEQUENT EVENT

In March 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) as a pandemic. The outbreak in the United States has negatively impacted economies and global financial markets. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration. Because of the uncertainty of the duration or impact of this pandemic, the near- and long-term financial impact cannot be reasonably estimated at this time.

11

SUPPLEMENTAL SCHEDULE

THE MCCORMICK 401(K) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2019
EIN 52-0408290, PN 004

(a)	(b)	(c)	(e)
	Identity of Issue	Description of Investments	Current Value
		McCormick & Company, Incorporated common stock fund
*	McCormick & Company, Inc.	Common Stock	$269,564,034
		Money Market Fund
*	Wells Fargo Bank, N.A.	Wells Fargo Short-Term Investment Money Market Fund	2,895,784
			272,459,818
		Common and Collective Funds
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund I	52,041,300
		Mutual Funds
	Affiliated Managers Group	AMG TimesSquare Small Cap Growth Fund	24,492,513
	Dodge & Cox	Dodge & Cox International Stock Fund	18,455,511
	Macquaire Group	Delaware Small Cap Value Fund	16,960,440
	T Rowe Price	T Rowe Price Growth Stock Fund	42,377,824
	DFA Securities LLC	DFA USA Large Cap Value Fund	19,619,466
	Vanguard Group	Vanguard Institutional Index Fund	121,474,222
	Vanguard Group	Vanguard Mid Cap Index Fund	27,343,346
	Vanguard Group	Vanguard Small Cap Index Institutional Fund	17,881,772
	Vanguard Group	Vanguard Total International Stock Index Fund	12,013,726
	Dodge & Cox	Dodge & Cox Income Fund	13,998,048
	PIMCO	Pimco Global Bond Unhedged Institutional Fund	2,177,041
	Vanguard Group	Vanguard Total Bond Market Index Fund	24,846,516
	Vanguard Group	Vanguard Target Retirement Fund	6,616,932
	Vanguard Group	Vanguard Target Retirement Fund 2015	8,173,582
	Vanguard Group	Vanguard Target Retirement Fund 2020	15,735,746
	Vanguard Group	Vanguard Target Retirement Fund 2025	42,912,442
	Vanguard Group	Vanguard Target Retirement Fund 2030	16,099,662
	Vanguard Group	Vanguard Target Retirement Fund 2035	37,313,029
	Vanguard Group	Vanguard Target Retirement Fund 2040	10,889,806
	Vanguard Group	Vanguard Target Retirement Fund 2045	25,937,876
	Vanguard Group	Vanguard Target Retirement Fund 2050	12,788,677
	Vanguard Group	Vanguard Target Retirement Fund 2055	4,267,094
	Vanguard Group	Vanguard Target Retirement Fund 2060	2,179,428
	Vanguard Group	Vanguard Target Retirement Fund 2065	262,207
		Total Mutual Funds	524,816,906

		Participant Loans **
*	Plan participants	Notes receivable from participants	10,464,135
		Total Investments	$859,782,159

(d)	Cost is omitted in accordance with Department of Labor CFR 2520.103-10, as all investments are participant directed.
*	Party-in-interest as defined by ERISA.
**	Interest rates at 4.25% to 9.75%; maturity dates range from 2020 to 2039.

12

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements of the McCormick 401(k) Retirement Plan and the Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. of our report dated May 20, 2020, relating to the financial statements and supplemental schedule appearing in this Annual Report on Form 11-K of the McCormick 401(k) Retirement Plan and the Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. for the year ended December 31, 2019.

Form	Registration Number	Date Filed
S-8	333-230556	3/28/2019
S-8	333-220665	9/27/2017
S-8	333-187703	4/3/2013
S-8	333-186250	1/28/2013
S-8	333-158573	4/14/2009
S-8	333-155775	11/28/2008
S-8	333-150043	4/2/2008
S-3	333-147809	12/4/2007
S-8	333-142020	4/11/2007
S-3	333-122366	1/28/2005
S-8	333-114094	3/31/2004
S-8	333-57590	3/26/2001
S-8	333-93231	12/21/1999
S-8	333-74963	3/24/1999
S-3	333-47611	3/9/1998
S-8	333-23727	3/21/1997

May 20, 2020
Owings Mills, Maryland

10200 Grand Central Avenue ● Suite 250 ● Owings Mills ● Maryland 21117 ● P 410-584-0060 ● F 410-584-0061

Required Information
Items 1 through 3: Not required; see Item 4 below.
Item 4. Plan Financial Statements and Schedules.

a)	i)	Report of Registered Public Accounting Firm

v)	Statements of Net Assets Available For Benefits

vi)	Statement of Changes in Net Assets Available For Benefits

vii)	Notes to Financial Statements

b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

DATE:	May 20, 2020	By:	/s/ Lisa B. Manzone
Lisa B. Manzone
Senior Vice President – Human Relations and Plan Administrator

THE MOJAVE FOODS CORPORATION
401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of December 31, 2019 and 2018

AS OF DECEMBER 31, 2019 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee
McCormick & Company, Incorporated
(on behalf of The Mojave Foods Corporation 401(k) Retirement Plan)

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mojave Foods Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities Exchanges Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, in 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion, on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
10200 Grand Central Avenue ● Suite 250 ● Owings Mills ● Maryland 21117 ● P 410-584-0060 ● F 410-584-0061

We have served as the Plan’s auditor since 2010.

Owings Mills, Maryland
May 20, 2020

10200 Grand Central Avenue ● Suite 250 ● Owings Mills ● Maryland 21117 ● P 410-584-0060 ● F 410-584-0061

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018

	2019	2018
ASSETS
Investments – at fair value, participant directed:
McCormick & Company, Incorporated common stock fund	$368,249	$277,193
Mutual funds
Equity funds	939,830	704,872
Bond funds	314,563	280,770
Balanced funds	2,204,177	1,827,463
Pooled, common and collective fund at net asset value	140,111	203,907
Total Investments at Fair Value	3,966,930	3,294,205
RECEIVABLES
Notes receivable from participants	250,551	286,820
Employer contributions	111,569	7,516
Total Receivables	362,120	294,336

Net Assets Available for Benefits	$4,329,050	$3,588,541
The accompanying notes are an integral part of these financial statements.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019

Additions
Investment income:
Dividends and interest	$79,239
Net appreciation of investments	623,148
Total investment income	702,387

Interest on notes receivable from participants	13,745

Contributions:
Employer contributions	111,569
Employee contributions	392,448
Rollover contributions	23,397
Total contributions	527,414
Total Additions	1,243,546

Deductions
Participant withdrawals	497,944
Administrative expenses	5,093
Total Deductions	503,037

Net increase	740,509
Net assets available for benefits, beginning of year	3,588,541
Net Assets Available for Benefits, End of Year	$4,329,050
The accompanying notes are an integral part of this financial statement.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2019 and 2018

1.	DESCRIPTION OF THE PLAN

The Mojave Foods Corporation 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored by the Mojave Foods Corporation (the Company or the Plan Sponsor) which incorporates a 401(k) savings and investment option. The Company is a wholly owned subsidiary of the McCormick & Company, Incorporated. The Plan covers substantially all part-time and full-time employees of the Company who have completed 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective December 1, 2018, the Plan’s year end is December 31.

The McCormick & Company, Incorporated Common Stock Fund invests principally in common stock of the Plan Sponsor. The Plan provides that the McCormick & Company, Incorporated Common Stock Fund investment option is designated as an employee stock ownership plan (ESOP). This designation allows participants investing in McCormick common stock to elect to receive, in cash, dividends that are paid on McCormick common stock held in their 401(k) retirement plan accounts. Dividends may also be reinvested.

The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, vesting provisions, and investment alternatives are contained in the plan document.
Contributions
Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 60% of their earnings, subject to certain limitations. The Plan allows but does not require the Company to make matching contributions or other contributions at its discretion. Only participants employed by the Company on the last day of a Plan year are eligible to receive any Company contributions made for such plan year. During the year ended December 31, 2019, the Company made discretionary matching contributions of 30% of eligible employee pretax contributions.

Participants' elective contributions, as well as the Company's matching contributions, are invested in the Plan's investment funds, as directed by the participant.
Participant Accounts

Each participant's account is credited with the participant's contribution, and an allocation of the employer's contribution made on his or her behalf plus a proportionate interest in the investment earnings of the funds in which the contributions are vested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2019 and 2018

Vesting
Participants are immediately vested in their contributions, earnings on their contributions, Company matching contributions and earnings on the Company contributions.
Notes Receivable from Participants

Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant’s contributed account balance or $50,000, less the highest outstanding unpaid loan balance during the prior 12 months, whichever is less. The Plan Sponsor determines the interest rate for loans based on the prime rate plus 1%. The loans are secured by the participant’s account, and all outstanding loans at December 31, 2019 and December 31, 2018 bear interest at a rate between 4.25% and 6.50%.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer terms are available for loans taken to purchase, construct, or substantially rehabilitate a primary home for the participant.
Payment of Benefits
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Document.
Upon termination of service, a participant with an account balance greater than $1,000, may elect to rollover the balance to an Individual Retirement Account, or another qualified plan, or elect to receive a lump-sum payment equal to his or her account balance. Balances less than $1,000, will automatically be paid directly to the participant.

Plan Termination

The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good cause make it necessary to do so. Also, the Company may amend the Plan at any time and in any respect, provided however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 3 for discussion of fair value measurements.
Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Common and collective funds are valued by the issuer of the funds based on the fund managers’ estimates of the individual investments held by the fund. Mutual funds are valued at the closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date
Net appreciation (depreciation) in fair value of investments included in the accompanying statements of changes in net assets available for benefits includes realized gains and losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments.  Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2019 and 2018

The McCormick & Company, Incorporated Common Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of McCormick & Company, Incorporated common stock voting and funds held in the Wells Fargo Short-Term Investment Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of December 31, 2019, 8,460 units were outstanding with a value of approximately $43.53 per unit and the Fund held 1,992 shares of McCormick common stock with an aggregate value of $338,051 and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $30,198. As of December 31, 2018, 7,680 units were outstanding with a value of approximately $36.09 per unit and the Fund held 1,808 shares of McCormick common stock with an aggregate value of $251,746 and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $25,447.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document; thus, no allowance for credit losses has been recorded as of December 31, 2019 and 2018.

Contributions

Employee contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant’s earnings. The Company match is typically funded after the Plan year end.

Administrative Expenses

The Company provides the Plan with certain management and administrative services for which no fees are charged.  Other administrative expenses incurred on behalf of the Plan are paid by the Plan Sponsor; however, participant loan service fees are paid by the Plan and included as administrative expenses. Other fees for investment funds offered under the Plan are included as a reduction in net appreciation of investments in the accompanying statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2019 and 2018

3.	INVESTMENTS
The Plan’s investments are held in bank-administered trust funds. The custodial trustee of the Plan is Wells Fargo Bank Minnesota N.A. During the year ended December 31, 2019, the Plan’s investments (including investments bought, sold, or held throughout the year) increased in fair value by $623,148, as follows:

McCormick & Company, Incorporated common stock fund	$64,231
Mutual funds	556,512
Pooled, common and collective funds at net asset value	2,405
Total	$623,148

Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2019 and 2018

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2019 and 2018.
Mutual funds: Valued at the daily closing price as reported. Mutual funds held by the Plan are open end mutual funds that are registered with the U.S. Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Pooled, common and collective trusts: Valued at NAV of the underlying investments. The collective trust funds' estimated value is NAV, exclusive of the adjustment to contract value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$939,830	$—	$—	$939,830
Bond funds	314,563	—	—	314,563
Balanced funds	2,204,177	—	—	2,204,177
McCormick & Company, Incorporated common stock fund	368,249	—	—	368,249
Total assets in the fair value hierarchy	$3,826,819	$—	$—	3,826,819
Pooled, common and collective fund (a)				140,111
Total Investments at fair value				$3,966,930

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2019 and 2018

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$704,872	$—	$—	$704,872
Bond funds	280,770	—	—	280,770
Balanced funds	1,827,463	—	—	1,827,463
McCormick & Company, Incorporated common stock fund	277,193	—	—	277,193
Total assets in the fair value hierarchy	$3,090,298	$—	$—	3,090,298
Pooled, common and collective fund (a)				203,907
Total Investments at fair value				$3,294,205

(a) In accordance with Subtopic 820-10 of ASC 820 Fair Value Measurement, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table presents the category, fair value, redemption frequency, and redemption notice period for the plan investments, the fair value of which is estimated using the NAV per share as of December 31, 2019 and 2018, respectively.

Investment	2019	2018	Redemption Frequency	Redemption Notice Period
Wells Fargo Stable Return Fund I	$140,111	$203,907	Monthly/ Quarterly	None

The Wells Fargo Stable Return Fund I (the Stable Return Fund) is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit responsive under accounting principles generally accepted in the United States.

4.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan holds investments in common stock of McCormick & Company, Incorporated, the Parent of the Plan Sponsor, and in funds managed by affiliates of Wells Fargo Minnesota N.A., the custodial trustee of the Plan. Dividends on McCormick & Company, Incorporated common stock and income on investments in Wells Fargo Minnesota N.A. funds are at the same rates as non-affiliated holders of these securities.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2019 and 2018

5.	INCOME TAX STATUS

The Plan was designed using a prototype Plan document which received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014, stating that the Plan document was in compliance with the applicable requirements of the Internal Revenue Code (the Code).  The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believes the Plan is qualified and the related trust is tax-exempt.
Generally accepted accounting principles in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2016.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

7.	SUBSEQUENT EVENT

In March 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) as a pandemic. The outbreak in the United States has negatively impacted economies and global financial markets. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration. Because of the uncertainty of the duration or impact of this pandemic, the near- and long-term financial impact cannot be reasonably estimated at this time.

SUPPLEMENTAL SCHEDULE

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2019
EIN 52-1716935, PN 001

(a)	(b)	(c)	(e)
	Identity of Issue	Description of Investments	Current Value
		McCormick & Company, Incorporated common stock fund
*	McCormick & Company	Common Stock	$338,051
		Money Market Fund
*	Wells Fargo Bank, N.A.	Wells Fargo Short-Term Investment Money Market Fund	30,198
			368,249
		Common and Collective Funds
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund I	140,111
		Mutual Funds
	Dodge & Cox	Dodge & Cox Income Fund	2,769
	PIMCO	Pimco Global Bond Unhedged Institutional Fund	2,635
	Vanguard Group	Vanguard Total Bond Market Index Fund	309,159
	Affiliated Managers Group	AMG TimesSquare Small Cap Growth Fund	37,846
	Macquaire Group	Delaware Small Cap Value Fund	94,484
	DFA Securities LLC	DFA USA Large Cap Value Fund	103,978
	Dodge & Cox	Dodge & Cox International Stock Fund	33,553
	T Rowe Price	T Rowe Price Growth Stock Fund	134,844
	Vanguard Group	Vanguard Institutional Index Fund	488,590
	Vanguard Group	Vanguard Mid Cap Index Fund	8,744
	Vanguard Group	Vanguard Small Cap Index Institutional Fund	22,642
	Vanguard Group	Vanguard Total International Stock Index Fund	15,149
	Vanguard Group	Vanguard Target Retirement Fund	50,868
	Vanguard Group	Vanguard Target Retirement Fund 2015	154,772
	Vanguard Group	Vanguard Target Retirement Fund 2020	13,253
	Vanguard Group	Vanguard Target Retirement Fund 2025	487,168
	Vanguard Group	Vanguard Target Retirement Fund 2030	180,159
	Vanguard Group	Vanguard Target Retirement Fund 2035	698,136
	Vanguard Group	Vanguard Target Retirement Fund 2040	172,721
	Vanguard Group	Vanguard Target Retirement Fund 2045	298,637
	Vanguard Group	Vanguard Target Retirement Fund 2050	113,712
	Vanguard Group	Vanguard Target Retirement Fund 2055	32,004
	Vanguard Group	Vanguard Target Retirement Fund 2060	2,747
		Total Mutual Funds	3,458,570

		Participant Loans **
*	Plan participants	Notes receivable from participants	250,551
		Total Investments	$4,217,481

(d)	Cost is omitted in accordance with Department of Labor CFR 2520.103-10, as all investments are participant directed.
*	Party-in-interest as defined by ERISA.
**	Interest rates at 4.25% to 6.50%; maturity dates range from 2020 to 2026.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements of the McCormick 401(k) Retirement Plan and the Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. of our report dated May 20, 2020, relating to the financial statements and supplemental schedule appearing in this Annual Report on Form 11-K of the McCormick 401(k) Retirement Plan and the Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. for the year ended December 31, 2019.

Form	Registration Number	Date Filed
S-8	333-230556	03/28/2019
S-8	333-220665	09/27/2017
S-8	333-187703	04/03/2013
S-8	333-186250	01/28/2013
S-8	333-158573	04/14/2009
S-8	333-155775	11/28/2008
S-8	333-150043	04/02/2008
S-3	333-147809	12/04/2007
S-8	333-142020	04/11/2007
S-3	333-122366	01/28/2005
S-8	333-114094	03/31/2004
S-8	333-57590	03/26/2001
S-8	333-93231	12/21/1999
S-8	333-74963	03/24/1999
S-3	333-47611	03/09/1998
S-8	333-23727	03/21/1997
May 20, 2020
Owings Mills, Maryland

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